VNET Group, Inc.

Guanjie Building Southeast 1st Floor

10# Jiuxianqiao East Road

Chaoyang District, Beijing, 100016

People’s Republic of China

September 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Austin Pattan

Ms. Jennifer Gowetski

Re:	VNET Group, Inc. (the “Company”)

Responses to the Staff’s Comment Letter Dated September 18, 2023

File No. 001-35126

Dear Mr. Pattan and Ms. Gowetski:

This letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 18, 2023 (the “Comment Letter”) on Form 20-F for the fiscal year ended December 31, 2022 publicly filed with the Commission on April 26, 2023 (the “Form 20-F”).

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not defined herein are used herein as defined in the Form 20-F. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure to its future filings on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 156

1.	We note your statement that you reviewed your register of members and public filings made by beneficial owners of your securities in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

In connection with the required submission under paragraphs (a), (b)(2) and (b)(3) of Item 16I, the Company respectfully submits that it has not relied upon any legal opinions or third party certifications such as affidavits as the basis of its submission. The Company believes its reliance on the beneficial ownership reports filed by the Company’s major shareholders is reasonable and sufficient because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the examination of the Company’s register of members and public filings made by beneficial owners of the Company’s securities, the Company has disclosed in its submission under paragraph (a) of Item 16I on Form 6-K furnished to the Commission on April 26, 2023, that, to the Company’s best knowledge, other than Mr. Sheng Chen, FIL Limited and its affiliates (collectively, the “FIL Entities”), Samarra Company Limited and its affiliates (collectively, the “Samarra Entities”), Vector Holdco Pte. Ltd. and its affiliates (collectively, the “Vector Entities”), Tuspark Innovation Venture Limited and its affiliates (collectively, the “Tuspark Entities”), TT International Asset Management Ltd and its affiliates (collectively, the “TT International Entities”) and GIC Private Limited, no shareholder beneficially owned 5% or more of the Company’s total outstanding ordinary shares and voting power as of February 28, 2023 (the most recent practicable date disclosed in Form 20-F).

•	As of February 28, 2023, Mr. Sheng Chen, the chairman of the board of directors of the Company, beneficially owned 3.4% of the Company’s total issued and outstanding ordinary shares and held 24.5% of the Company’s aggregate voting power. Mr. Sheng Chen is a natural person not affiliated with any foreign governmental entities.

•	Based upon the Company’s register of members and a Schedule 13G filed by FIL Entities with the Commission on February 9, 2023, FIL Entities beneficially owned 85,714,734 Class A ordinary shares of the Company which represented 9.6% of the Company’s total issued and outstanding ordinary shares and 7.3% of the Company’s aggregate voting power as of February 28, 2023. As reported on FIL Entities’ Schedule 13G, (i) FIL Limited (“FIL”) is a company organized under the laws of Bermuda; (ii) Pandanus Partners, L.P. (“Pandanus”) owns shares of the FIL voting stock, which normally represents more than 25% and less than 48.5% of the total votes which may be cast by all holders of FIL voting stock; and (iii) Pandanus is owned by trusts for the benefit of members of the Johnson family. To the Company’s best knowledge, none of the FIL Entities is owned or controlled by a governmental entity in mainland China.

•	Based upon the Company’s register of members and a Schedule 13G filed by Samarra Entities with the Commission on November 25, 2022, Samarra Entities beneficially owned 72,309,744 Class A ordinary shares of the Company, representing 8.1% of the Company’s total issued and outstanding ordinary shares and 6.2% of the Company’s aggregate voting power as of February 28, 2023. As reported on Samarra Entities’ Schedule 13G, Samarra Company Limited is a company incorporated under the laws of the British Virgin Islands and is a direct wholly-owned subsidiary of DICO Investments & Properties Limited. DICO Investments & Properties Limited is a company incorporated under the laws of the Cayman Islands and is wholly owned by Mr. Hussain Ali Habib Sajwani, a citizen of the United Arab Emirates. To the Company’s best knowledge, Mr. Hussain Ali Habib Sajwani is a natural person not affiliated with any foreign governmental entities and none of the Samarra Entities is owned or controlled by a governmental entity in mainland China.

•	Based upon the Company’s register of members and a Schedule 13D/A filed by Vector Entities with the Commission on February 1, 2022, Vector Entities beneficially owned 62,412,780 Class A ordinary shares of the Company, representing 7.0% of the Company’s total issued and outstanding ordinary shares and 5.3% of the Company’s aggregate voting power as of February 28, 2023. As reported on Vector Entities’ Schedule 13D/A, Vector Holdco Pte. Ltd. is a private limited company incorporated under the laws of Singapore and is ultimately controlled by Mr. Stephen A. Schwarzman, a U.S. citizen. To the Company’s best knowledge, Mr. Stephen A. Schwarzman is a natural person not affiliated with any foreign governmental entities and none of the Vector Entities is owned or controlled by a governmental entity in mainland China.

•	Based upon the Company’s register of members and As reported on a Schedule 13D/A filed by Tuspark Entities with the Commission on May 14, 2021, Tuspark Entities beneficially owned 60,911,237 Class A ordinary shares of the Company, representing 6.8% of the Company’s total issued and outstanding ordinary shares and 5.2% of the Company’s aggregate voting power as of February 28, 2023. As reported on Tuspark Entities’ Schedule 13D/A, Tuspark Innovation Venture Limited is a company incorporated under the laws of the British Virgin Islands and is wholly owned by Tus-Holdings Co., Ltd, and Tus-Holdings Co., Ltd. is not controlled by any of its shareholder. To the Company’s best knowledge, none of the Tuspark Entities is owned or controlled by a governmental entity in mainland China.

•	Based upon the Company’s register of members and a Schedule 13G/A filed by TT International Entities with the Commission on February 14, 2023, TT International Entities beneficially owned 54,637,662 Class A ordinary shares of the Company, representing 6.1% of the Company’s total issued and outstanding ordinary shares and 4.7% of the Company’s aggregate voting power as of February 28, 2023. As reported on TT International Entities’ Schedule 13G/A, TT International Asset Management Ltd is a company organized under the laws of the United Kingdom and is wholly owned by SMBC Asset Management Services (UK) Limited, a company organized under the laws of the United Kingdom. SMBC Asset Management Services (UK) Limited is a wholly-owned subsidiary of Sumitomo Mitsui Financial Group, Inc., a company organized under the laws of Japan. To the Company’s best knowledge, none of the TT International Entities is owned or controlled by a governmental entity in mainland China.

•	Based upon the Company’s register of members and a Schedule 13G/A filed by GIC Private Limited (“GIC”) with the Commission on February 9, 2023, GIC beneficially owned 45,198,492 Class A ordinary shares of the Company, representing 5.1% of the Company’s total issued and outstanding ordinary shares and 3.9% of the Company’s aggregate voting power as of February 28, 2023. As reported on GIC’s Schedule 13G/A, GIC is a company incorporated under the laws of Singapore and is wholly owned by the Government of Singapore. According to GIC’s Schedule 13G/A, (i) GIC has been given the sole discretion to exercise the voting rights attached to, and the power to dispose of, any shares of the Company owned and managed by GIC on behalf of the Government of Singapore, and (ii) the Government of Singapore has disclaimed beneficial ownership of such shares. To the Company’s best knowledge, GIC is not owned or controlled by a governmental entity in mainland China.

Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity in mainland China.

In addition, based on the above submission relating to the Company’s major shareholders, the Company believes that none of its wholly-owned or controlled subsidiaries is owned by governmental entities in mainland China, Hong Kong, Singapore, the British Virgin Islands or the Cayman Islands in which the Company’s subsidiaries are respectively incorporated or organized. Furthermore, the Company acknowledges that Item 16I(b) requires that the Company provides disclosures for all of its consolidated foreign operating entities, including its variable interest entities (the “VIEs”). The Company respectfully submits that, through a series of contractual arrangements between certain of its wholly-owned PRC subsidiaries, the VIEs and the VIEs’ shareholders, the Company is able to: (a) direct the activities of the VIEs and their subsidiaries that most significantly impact the economic performance of the VIEs and their subsidiaries; (b) receive substantially all of the economic benefits of the VIEs and their subsidiaries in consideration for the services provided by the Company’s wholly-owned PRC subsidiaries; and (c) have an exclusive option to purchase all or part of the equity interest in the VIEs when and to the extent permissible under PRC laws. Pursuant to these contractual arrangements, the Company bears the risks of, and enjoys the rewards associated with the VIEs and their subsidiaries, and therefore the VIEs and their subsidiaries are consolidated in the Company’s financial statements. Based on publicly available information and the Company’s further inquiries to the shareholders of the VIEs, to the Company’s best knowledge, as of the date of this response letter, the shareholders of the VIEs consist of (i) natural persons that are not affiliated with any foreign governmental entities and (ii) entities ultimately controlled by natural persons that are not affiliated with any foreign governmental entities. The Company’s subsidiaries, the VIEs and the VIEs’ subsidiaries are not owned or controlled by a governmental entity in mainland China.

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits that in preparation of its required disclosure under paragraph (b)(4) of Item 16I of Form 20-F, it conducted inquiries to and collected questionnaires from the members of the boards of directors of the Company and its consolidated foreign operating entities to confirm whether any of them is an official of the Chinese Communist Party during the term of serving as a director of the Company and/or its consolidated foreign operating entities. In addition, the Company conducted internet search using keywords of the names of the members of the boards of directors of the Company and its consolidated foreign operating entities to reveal whether any of those directors is an official of the Chinese Communist Party. If such members of the boards of directors are the Company’s or its consolidated foreign operating entities’ employees, the Company reviewed these employees’ profiles retained by the Company or and its consolidated foreign operating entities to confirm whether any of them is an official of the Chinese Communist Party. After taking the foregoing steps, nothing has come to the Company’s attention suggesting that any member of the boards of directors of the Company and its consolidated foreign operating entities is an official of the Chinese Communist Party or has any memberships or affiliations that could reasonably result in such member being considered an official of the Chinese Communist Party. The Company did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

3.	We note that your disclosures pursuant to Item 16I(b) use terms such as “us,” “our,” or “our company.” It is unclear from the context of these disclosures whether these terms are meant to encompass you and all of your consolidated foreign operating entities or whether in some instances these terms refer solely to VNET Group, Inc. Please note that Item 16I(b) requires that you provide each disclosure for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. To clarify this matter, please provide the information required by each subsection of Item 16I(b) for you and all of your consolidated foreign operating entities in your supplemental response.

The Company respectfully proposes to revise the disclosure in the last paragraph of “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections” in its future Form 20-F filings as follows (with changes marked in italics, deletions as strike-through and additions underlined):

“As of the date of this annual report, to our best knowledge, (i) except for (a) a 49% equity interest in Shanghai Wantong VNET Information Technology Co., Ltd., a subsidiary of one of the VIEs, Beijing Yiyun Network Technology Co., Ltd., which is beneficially owned by a PRC state-owned enterprise in Shanghai and (b) a 40% equity interest in Hangzhou Hanggang Shilian Cloud Technology Co., Ltd., a subsidiary of Beijing Yiyun Network Technology Co., Ltd., which is beneficially owned by a PRC state-owned enterprise in Hangzhou, Zhejiang province, none of ordinary shares of, or equity interest in, ~~our company~~ VNET Group, Inc., its subsidiaries, the VIEs, and the VIEs’ subsidiaries ~~are~~ is held by governmental entities in mainland China, Hong Kong, Singapore, the British Virgin Islands or the Cayman Islands in which ~~we~~ such entities are incorporated; (ii) no governmental entities in mainland China, the applicable foreign jurisdiction with respect to our independent registered public accounting firm, have a controlling financial interest with respect to ~~us~~ VNET Group, Inc., its subsidiaries, the VIEs and the VIEs’ subsidiaries; (iii) no member of the boards of directors of ~~our company or our variable interest entities~~ VNET Group, Inc., its subsidiaries, the VIEs and the VIEs’ subsidiaries is an official of the Chinese Communist Party; and (vi) ~~our~~ the currently effective memorandum and articles of associate of each of VNET Group, Inc., its subsidiaries, the VIEs and the VIEs’ subsidiaries do not contain charter or the text of charter of the Chinese Communist Party.”

4.	Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. With respect to (b)(2), please supplementally clarify the jurisdictions in which your material consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, please provide this information in your supplemental response. We note that your list of significant subsidiaries and principal consolidated affiliated entities includes a subsidiary in Singapore.

The Company respectfully submits that the jurisdictions in which the Company’s material consolidated foreign operating entities are incorporated include mainland China, Hong Kong, Singapore, the British Virgin Islands and the Cayman Islands. Based on the analysis in the above responses to comment 1, except as disclosed in the above responses to comment 3, none of ordinary shares of, or equity interest in, the Company and its consolidated foreign operating entities is held by governmental entities in mainland China, Hong Kong, Singapore, the British Virgin Islands or the Cayman Islands in which such entities are respectively incorporated.

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If you have any questions regarding this submission, please contact the Company’s U.S. counsel Will H. Cai of Cooley LLP by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Qiyu Wang
Qiyu Wang
Chief Financial Officer

cc:	Will H. Cai, Esq. Cooley LLP